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08026783

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SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8-52229

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Newcourt Securities, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Waring Road
(No. and Street)

Pound Ridge (City) New York (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Lawrence - CEO (914) 764-1590
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OB 3/5

OATH OR AFFIRMATION

I, **Peter M. Lawrence, CEO**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Newcourt Securities, Ltd. (Company)**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIDGET ASARO LAWRENCE
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/2010

Peter M Lawrence, CEO

Sworn and subscribed to before me this 14 day of January, 2008.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 - 7
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	8
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	9 - 10

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors of
Newcourt Securities, Ltd

We have audited the accompanying balance sheet of Newcourt Securities, Ltd. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. at December 31, 2007, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CPAs' PLLC

New York, NY
February 15, 2008

NEWCOURT SECURITIES, LTD
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	24,007
Receivable from clearing broker		214,660
Clearing deposit		100,000
Prepaid expense		4,638
Investments, at market:		68,928
Total Assets	$	412,233

LIABILITIES AND TOTAL SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses	$	40,339
Pension payable		15,500
Payroll taxes payable		127,568
Total Liabilities		183,407
Contingencies		-
Common stock		1,000
Additional paid-in capital		(346,469)
Retained earnings		574,295
Total Shareholder's Equity		228,826
Total Liabilities and Shareholder's Equity	$	412,233

See Independent Accountants' Report and Accompanying Notes

NEWCOURT SECURITIES, LTD
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

Revenues:	
Commissions	$ 701,323
Interest and dividends	18,479
Other	35,000
Total Revenues	754,802
Costs and Expenses:	
Officer's salary	168,400
Employee benefits	120,000
Clearing expenses	50,462
Salaries and related taxes	28,164
Travel and auto expense	21,309
Software license	21,081
Officer's health insurance	16,982
Professional fees	12,164
Telephone	9,610
Dues and subscriptions	7,156
Advertising	5,006
Office	4,478
Meal and entertainment	3,877
Depreciation	3,296
Interest expense	1,213
Insurance	792
SIPC	150
Taxes	100
Total Costs and Expenses	474,239
Net income	$ 280,563

See Independent Accountants' Report and Accompanying Notes

NEWCOURT SECURITIES, LTD
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities:		
Net income	$	280,563
Depreciation		3,296
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) in receivable from clearing broker		(172,167)
(Increase) in prepaid expense		(987)
(Increase) in investments at market		(2,719)
(Decrease) in accounts payable and accrued expenses		(17,681)
Increase in pension payable		15,500
Increase in payroll taxes payable		127,568
Net Cash Provided By Operating Activities		233,373
Cash Flows From Investing Activities:		
Purchase of furniture		(3,296)
Net Cash (Used) by Investing Activities		(3,296)
Cash Flows From Financing Activities:		
Shareholder's distributions		(299,189)
Net Cash (Used) by Financing Activities		(299,189)
Net (Decrease) In Cash		(69,112)
Cash at beginning of the year		93,119
Cash at end of the year	$	24,007

See Independent Accountants' Report and Accompanying Notes

NEWCOURT SECURITIES, LTD
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained earnings	Total Stockholder's Equity
Balance, January 1, 2007	$ 1,000	$ (47,280)	$ 293,732	$ 247,452
Net income	-	-	280,563	280,563
Shareholder's distributions	-	(299,189)	-	(299,189)
Balance, December 31, 2007	$ 1,000	$ (346,469)	$ 574,295	$ 228,826

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

Newcourt Securities, Ltd (Company) was formed November 24, 1999 in the State of New York as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) since it uses other security firms for clearing.

Pursuant to agreements between the Company and First Southwest Company (FSC), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by FSC.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, First Southwest Company for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2007.

Clearing Deposit

The Company is required and maintains a separate clearing deposit account at FSC with a cash balance of $100,000

Furniture and Equipment

Generally accepted accounting principles require that machinery and equipment be depreciated over their estimated useful lives. In 2007, however, the client expensed equipment costing $3,296, permitted under Sec. 179 of the U.S. Tax Code. While not in conformity with generally accepted accounting principles, we have determined that the result is not material.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2007, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital of $219,711, which was $214,711 in excess of the FINRA minimum capital requirement.

4. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

5. DEFINED CONTRIBUTION PLAN

The Company maintains a qualified deferred compensation plan under Section 401(k) of the U.S. Internal Revenue Code in which any employee who has completed one year of service and attained age 21 may participate. In 2007, the Company made no elective

contributions to the plan. The Company had 2 employees, and during the year only the President made retirement plan contributions. Contributions during 2007 totaled $15,500.

6. DEFINED BENEFIT PLAN

The Company maintains a qualified defined benefit pension plan in which any employee who has completed one year of service and attained age 21 may participate. No contribution is required from any participant. The Company makes cash contributions to the Plan as necessary to provide the benefits determined by application of accepted actuarial methods and assumptions. The benefits are based on years of service and the employee's compensation. Contributions made to the plan in 2007 for the 2006 plan year in the amount of $120,000 were not accrued at the end of 2006, and therefore were expensed in 2007. Because of the discretionary nature of the plan funding, there was no reasonable way to accrue the pension expense for the current plan year as of December 31, 2007.

7. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

NEWCOURT SECURITIES, LTD
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:	
Total stockholder's equity	$ 228,826
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	4,638
Net capital before haircuts on securities positions	224,188
Haircuts on securities positions	1,379
Undue concentration	-
Net Capital	222,809
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 183,407
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 12,227
Minimum net capital required	$ 5,000
Excess net capital	$ 210,582
Excess net capital at 1,000%	$ 204,469
Percentage of aggregate indebtedness to net capital is	82%

The above computation does not differ materially from the December 31, 2007 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Newcourt Securities, Ltd

In planning and performing our audit of the financial statements and supplementary information of Newcourt Securities, Ltd (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CPAs' PLLC

New York, NY
February 15, 2008

END